[ Janus Henderson Investors US LLC Letterhead ]

June 2, 2022

VIA EDGAR

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 305

Dear Ms. Brutlag:

This letter responds to comments to Post-Effective Amendment No. 305 to the Registrant’s registration statement on Form N-1A that were provided by telephone on May 4, 2022 and May 5, 2022 by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Janus Henderson Adaptive Risk Managed U.S. Equity Fund (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.	Staff Comment: The Staff requested completed fee tables and expense examples for the Fund at least a week prior to the effective date of the registration statement.

Response: The Registrant has provided completed fee tables and expense examples for the Fund in Appendix A to this letter.

2.	Staff Comment: The Staff requested that the Registrant update the Fund’s name in the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system when the name change occurs.

Response: The Registrant acknowledges the Staff’s comment.

3.

Staff Comment: The Staff asked the Registrant to update the introductory language to the fee table for the Fund to reflect that the table describes “the fees and expenses that you may pay if you buy, hold, and sell Shares of the Fund” (additional language underlined).

Response: The Registrant has updated the disclosure in response to the Staff’s comment.

4.

Staff Comment: The Staff asked the Registrant to confirm whether Janus Henderson Investors US LLC, the Fund’s investment adviser (the “Adviser”) has ability to recoup from the Fund previously waived fees and/or expenses reimbursed, and, if so, to include disclosure in a footnote to the fee table about any recoupment arrangement. The Staff requested that the Registrant update the footnote to the fee table to reflect whether the fee waiver can be terminated by the Fund’s board of trustees, and under what terms. The Staff noted that this comment applies to all expense limitation or waiver arrangements for the Fund, as applicable.

Response: The Registrant notes that the Adviser does not have the ability to recoup from the Fund previously waived fees and/or expenses reimbursed. The Registrant has updated the footnote to the fee and expense table in response to the Staff’s other comments.

5.

Staff Comment: The Staff requested that the Registrant revise the disclosure in the Principal Investment Strategies section of the Fund’s prospectuses to better explain how the Fund seeks to achieve lower volatility consistent with market-like returns.

Response: In response to the Staff’s comment, the Registrant has made the following changes to the above-referenced disclosure (additions underlined, deletions ~~stricken~~).

The Fund pursues its investment objective by applying a proprietary methodology to construct an investment portfolio of equity securities from a universe of the 750 largest U.S. issuers ~~companies~~ by market capitalization whose securities are also characterized by broad options market liquidity. The portfolio manager applies a systematic investment process that monitors day-to-day movements in options prices on individual U.S. securities for indicators of ~~forecasts individual security~~ upside (or good) and downside (or bad) volatility to forecast their risk and reward. ~~construct~~ In applying this investment process, the portfolio manager seeks to avoid issuers whose upside volatilities are perceived to be lower and whose downside volatilities are perceived to be higher, resulting in a portfolio that is expected to ~~the portfolio manager believes will~~ generate market-like returns with lower volatility over a full market cycle. Although the Fund is generally expected to underperform the Russell 1000 Index in sharply rising markets, this strategy seeks to minimize losses in down markets.

6.	Staff Comment: The Staff asked the Registrant to disclose the date that the Fund’s investment strategy changed in the Performance Information section of the Fund’s prospectuses.

Response: The Registrant has updated the disclosure in response to the Staff’s comment.

7.

Staff Comment: The Staff noted the inclusion of a mid-sized companies risk factor in the Principal Investment Risks section of the Fund’s prospectuses and requested that the Registrant disclose in the Principal Investment Strategies section that the Fund invests in both mid- and large-capitalization companies.

Response: The Registrant has updated the Principal Investment Strategies section to disclose the minimum and maximum market capitalizations of issuers in the Russell 1000® Index (the Fund’s benchmark index) as of March 31, 2022. While investing in mid-sized companies is not contemplated in the Fund’s principal investment strategies, the Registrant acknowledges that the Fund may hold such companies given the market capitalization range of issuers in the Russell 1000® Index. Accordingly, the Registrant believes that it is appropriate to include the mid-sized companies risk factor in the Principal Investment Risks section of the Fund’s prospectuses.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Assistant Secretary to the Registrant

Enclosure (via EDGAR)

cc:	Abigail Murray, Esq.

Thea Kelley

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